Exhibit 21.1 - Subsidiaries

SWS Group, Inc.	State or Other Jurisdiction of Incorporation or Organization
Southwest Securities, Inc.	Delaware
SWS Financial Services, Inc.	Texas
Southwest Capital Corporation	Delaware
Southwest Investment Advisors, Inc.	Delaware
Southwest Insurance Agency, Inc.	Texas
Southwest Financial Insurance Agency, Inc.	Oklahoma
SWS Banc Holdings, Inc.	Delaware
Southwest Securities, FSB	Federal
FSB Development, LLC	Texas